SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 5)

CVSL Inc.

(Name of Issuer)

Common Stock, $0.0001 per share

(Title of Class of Securities)

12665T 10 7

(CUSIP Number)

Leslie Marlow, Esq.

Gracin & Marlow, LLP

The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

(212) 907-6457

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 26, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12665T 10 7

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Richmont Capital Partners V LP 46-1551459

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 3,200,000 (1)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 3,200,000 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,200,000 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 11.6% (2)

(14)	Type of Reporting Person PN

(1) Richmont Capital Partners V LP (“Richmont Capital”) was the payee and holder of a $20,000,000 Convertible Subordinated Unsecured Promissory Note, as amended (the “Note”).  All of the principal of and accrued interest under the Note was converted (the “Conversion”) into 3,200,000 shares of the common stock (“Common Stock”) of CVSL Inc. (the “Issuer”) at approximately $6.76 per share on November 26, 2014.  Richmont Street LLC (“Richmont Street”) is the sole general partner of Richmont Capital, and John Rochon Jr. (“Rochon”) is the sole owner and the President of Richmont Street.  Therefore, Richmont Street and Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, the shares that were issued upon the Conversion.

(2) The reported percentage is based on the Issuer having 27,599,012 shares of issued and outstanding Common Stock as of December 1, 2014 as reported in the Registration Statement on Form S-3 filed by CVSL Inc. with the Securities and Exchange Commission on December 3, 2014.  The share amounts reported in this Amendment No. 5 to Schedule 13D (as well as the Conversion price of the Note) reflect the reverse stock split, on a one-for-20 basis (the “Reverse Stock Split”), of the outstanding shares of Common Stock that took effect on October 16, 2014.  No fractional shares were issued in connection with the Reverse Stock Split, and any fractional shares that remained after the Reverse Stock Split were rounded up to the nearest whole number.

CUSIP No. 12665T 10 7

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Richmont Street LLC 80-0875251

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 3,200,000 (1)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 3,200,000 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,200,000 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 11.6% (2)

(14)	Type of Reporting Person CO

(1) Richmont Capital Partners V LP (“Richmont Capital”) was the payee and holder of a $20,000,000 Convertible Subordinated Unsecured Promissory Note, as amended (the “Note”).  All of the principal of and accrued interest under the Note was converted (the “Conversion”) into 3,200,000 shares of the common stock (“Common Stock”) of CVSL Inc. (the “Issuer”) at approximately $6.76 per share on November 26, 2014.  Richmont Street LLC (“Richmont Street”) is the sole general partner of Richmont Capital, and John Rochon Jr. (“Rochon”) is the sole owner and the President of Richmont Street.  Therefore, Richmont Street and Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, the shares that were issued upon the Conversion.

(2) The reported percentage is based on the Issuer having 27,599,012 shares of issued and outstanding Common Stock as of December 1, 2014 as reported in the Registration Statement on Form S-3 filed by CVSL Inc. with the Securities and Exchange Commission on December 3, 2014.  The share amounts reported in this Amendment No. 5 to Schedule 13D (as well as the Conversion price of the Note) reflect the reverse stock split, on a one-for-20 basis (the “Reverse Stock Split”), of the outstanding shares of Common Stock that took effect on October 16, 2014.  No fractional shares were issued in connection with the Reverse Stock Split, and any fractional shares that remained after the Reverse Stock Split were rounded up to the nearest whole number.

CUSIP No. 12665T 10 7

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John Rochon Jr.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds AF OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,487,500 (1)

	(8)	Shared Voting Power 3,200,000 (2)

	(9)	Sole Dispositive Power 2,487,500 (1)

	(10)	Shared Dispositive Power 3,200,000 (2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,687,500 (1) (2) (3)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 20.6% (3) (4)

(14)	Type of Reporting Person IN

(1) Of the reported shares of the common stock (“Common Stock”) of CVSL Inc. (the “Issuer”), (a) 1,237,500 (the “Gifted Shares”) are held by The William John Philip Rochon 2010 Dynasty Trust (the “Trust”), under which John Rochon Jr. (“Rochon”) is the sole trustee and the sole beneficiary and, as such, may be deemed the beneficial owner of such shares, and (b) 1,250,000 shares are held directly by Rochon (the “Transferred Shares”).  The Trust received the Gifted Shares as a gift, and Rochon received the Transferred Shares in a private transaction in exchange for a promissory note in the original principal amount of $250,000.

(2) Richmont Capital Partners V LP (“Richmont Capital”) was the payee and holder of a $20,000,000 Convertible Subordinated Unsecured Promissory Note, as amended (the “Note”).  All of the principal of and accrued interest under the Note was converted (the “Conversion”) into 3,200,000 shares of Common Stock at approximately $6.76 per share on November 26, 2014.  Richmont Street LLC (“Richmont Street”) is the sole general partner of Richmont Capital, and Rochon is the sole owner and the President of Richmont Street.  Therefore, Richmont Street and Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, the shares that were issued upon the Conversion.

(3) The reported aggregate beneficial ownership of 5,687,500 shares of Common Stock, or 20.6% of the issued and outstanding Common Stock, includes (a) the Gifted Shares (representing 4.5% of the issued and outstanding shares of Common Stock), (b) 3,200,000 shares of Common Stock issued upon the Conversion (representing 11.6% of the issued and outstanding shares of Common Stock) and (c) the Transferred Shares (representing 4.5% of the issued and outstanding shares of Common Stock).

(4) The reported percentage is based on the Issuer having 27,599,012 shares of issued and outstanding Common Stock as of December 1, 2014 as reported in the Registration Statement on Form S-3 filed by CVSL Inc. with the Securities and Exchange Commission on December 3, 2014. The share amounts reported in this Amendment No. 5 to Schedule 13D (as well as the Conversion price of the Note) reflect the reverse stock split, on a one-for-20 basis (the “Reverse Stock Split”), of the outstanding shares of Common Stock that took effect on October 16, 2014.  No fractional shares were issued in connection with the Reverse Stock Split, and any fractional shares that remained after the Reverse Stock Split were rounded up to the nearest whole number.

This Amendment No. 5 to Schedule 13D (this “Amendment”) relating to shares of common stock, par value of $0.0001 per share (“Common Stock”), of CVSL Inc. (the “Issuer”) is filed with the Securities and Exchange Commission (the “Commission”) by Richmont Capital Partners V LP, a Texas limited partnership (“Richmont Capital”), Richmont Street LLC, a Texas limited liability company (“Richmont Street”), and John Rochon Jr. (“Rochon” and, together with Richmont Capital and Richmont Street, the “Reporting Persons”).  The Reporting Persons filed an original Schedule 13D (the “Original Schedule 13D”) relating to shares of Common Stock with the Commission on December 26, 2012, and the Original Schedule 13D has been amended by the Reporting Persons as follows (as amended through Amendment No. 4 described below, the “Existing Schedule 13D”):

Amendment No.	Date	Amendment Type

Amendment No. 1	January 10, 2013	Amendment and restatement of the Original Schedule 13D in its entirety
Amendment No. 2	January 15, 2013	Amendment and restatement of Amendment No. 1 in its entirety
Amendment No. 3	April 19, 2013	Amendment of certain Items of Amendment No. 2 only
Amendment No. 4	June 27, 2013	Amendment of certain Items of Amendment No. 3 only

This Amendment is being filed by the Reporting Persons with the Commission to report the conversion of that certain Convertible Subordinated Unsecured Promissory Note, dated December 12, 2012, in the original principal amount of $20,000,000 issued by the Issuer to Richmont Capital (the “Note”) into 3,200,000 shares of the Issuer’s Common Stock.

Item 5.      Interest in Securities of the Issuer.

The following paragraphs are hereby added immediately following the third full paragraph of Item 5(a) of the Existing Schedule 13D:

On June 12, 2014, the Issuer and Richmont Capital had entered into a Second Amendment to Convertible Subordinated Unsecured Promissory Note (the “Second Note Amendment”), which amended the Note (as previously amended) to extend the date of mandatory conversion of the Note.  As amended by the Second Note Amendment, the original principal amount of, and all accrued interest under, the Note was convertible mandatorily into shares of Common Stock (subject to a maximum of 3,200,000 shares being issued) within 10 days of June 12, 2015 or such earlier date as may be mutually agreed by the Issuer and Richmont Capital.  All other terms and conditions of the Note remained unchanged and in effect.

On November 26, 2014, the Issuer and Richmont Capital entered into a Letter Agreement, which provided that all of the principal amount of and accrued interest under the Note was converted into the maximum 3,200,000 shares of Common Stock effective as of November 26, 2014.

The shares of Common Stock issued under the Note were proportionally adjusted to reflect the reverse stock split, on a one-for-20 basis (the “Reverse Stock Split”), of the outstanding shares of Common Stock that took effect on October 16, 2014.  No fractional shares were issued in connection with the Reverse Stock Split, and any fractional shares that remained after the Reverse Stock Split were rounded up to the nearest whole number.

Item 7.                   Materials to be Filed as Exhibits.

Item 7 of the Existing Schedule 13D is amended by adding the following Exhibit:

Exhibit 7                                               Second Amendment to Convertible Subordinated Unsecured Promissory Note, dated as of June 12, 2014, between CVSL Inc. and Richmont Capital Partners V LP (incorporated by reference to Exhibit 10.1 to CVSL Inc.’s Current Report on 8-K dated June 16, 2014).

Exhibit 8                                               Letter Agreement on Conversion of $20.0 Million Note, dated as of November 26, 2014, between CVSL Inc. and Richmont Capital Partners V LP (incorporated by reference to Exhibit 4.1 to CVSL Inc.’s Current Report on 8-K dated November 26, 2014).

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2014	RICHMONT CAPITAL PARTNERS V LP

	By:	Richmont Street LLC, its sole general partner

		By:	/s/ John Rochon Jr.
John Rochon Jr., President

Date: December 12, 2014	RICHMONT STREET LLC

	By:	/s/ John Rochon Jr.
John Rochon Jr. President

Date: December 12, 2014	/s/ John Rochon Jr.
John Rochon Jr., individually and in his capacity as the sole trustee of The William John Philip Rochon 2010 Dynasty Trust